Exhibit 99.2

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SECTION A

DETAILED BUSINESS REVIEW

CONTENTS

Supplementary Accounting Information	A 1

Consolidated Profit & Loss Account – Statutory Basis	A 5

Reconciliation of Profit & Loss Account

Nine months to 30 September 2003	A 6

Nine months to 30 September 2002	A 7

Ongoing Operations Breakdown	A 8

Detailed Business Reviews

UK	A 9

Scandinavia	A 11

United States	A 12

International	A 13

International – Canada	A 14

Group Reinsurances	A 15

Life	A 16

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SUPPLEMENTARY ACCOUNTING INFORMATION

PROFIT & LOSS ACCOUNT AND BALANCE SHEET

The following issues relate to the Group’s profit & loss account and balance sheet:

Longer Term Rate of Return
The Group includes the longer term rate of return on investments backing general business technical provisions and capital in determining operating profit (based on LTIR).This treatment is in accordance with the Association of British Insurers Statement of Recommended Practice (ABI SORP). The longer term rate of return is determined in order to ensure that over time the long run basis recognises the aggregate of the actual investment return.

The basis of calculating the longer term rate of return has changed in 2003 to reflect the new investment policy, as outlined below. The general business result (based on LTIR) of £6m is calculated assuming pre tax returns of 5% on fixed interest securities and 7.5% on equities and assuming that investments have been held throughout the period according to the investment policy. For comparative purposes the LTIR credited in the first nine months of 2002 would have been reduced by £118m using this reduced yield and for the full year 2002 would have been £158m lower.

The longer term investment return included within the Group operating result (based on LTIR) is based on a normalised value of investments. This adjustment to the value of the investments on which the longer term return is calculated ensures that the return is both stable and sustainable. The normalisation adjustment is based on longer term yield assumptions and produces an effective return as follows:

	Stated longer	Effective return	Effective return
	term return	9 months	9 months
		2003	2002
Equities	7.5%	10.5%	11.7%
Fixed interest	5.0%	4.6%	5.7%

The difference between the stated returns credited to the general business result (based on LTIR) and the above effective returns is included in other activities. Also included in other activities is the difference in investment return on the actual investments held throughout the period, compared to that specified by the investment policy.

The aggregate investment return at 30 September 2003 recognised on the longer term basis since 1994 amounts to £10.5bn and the total actual investment return for this period is £10.9bn.

Actual Return

	30 September	30 September
	2003	2002
	(unaudited)	(unaudited)
	£m	£m
Actual return
Investment income (including Associates)	526	535
Unwind of discounted claims provision	(51)	(39)
Realised gains	347	296
Unrealised losses	(277)	(577)

Total return	545	215

As presented
Recognised in operating result
– General business	536	680
– Other activies	16	51
Total recognised in operating result	552	731
Short term investment fluctuations	(7)	(516)

Total return	545	215

Detailed Business Review	A1

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Investments
There was a modest reduction in the equity exposure of the Group during the first nine months of 2003 with the aggregate value of holdings being approximately £1.1bn at the end of the period. This is in line with our policy target.

The fixed interest portfolios continue to be concentrated on high quality short dated bonds. Reflecting the short duration and the continued strength in global bond markets the average yield of the fund fell marginally to stand at 3.6% at 30 September 2003. Exposure to bonds rated AA and above continued to stand at approximately 82% of total bond exposure whilst exposure to non investment grade bonds was less than 1%.

Dated Loan Capital
The dated loan capital raised by the Group has been reflected as a separate element of capital resources in the balance sheet. This classification gives proper recognition to the terms of the dated loan capital, which make it akin to capital finance. In order to achieve consistency with the other sources of capital, the cost of servicing this debt is reflected as a financing item, and is not deducted in arriving at Group operating result (based on LTIR). Similarly, the cash flow statement reflects amounts associated with the dated loan capital as financing cash flows. Dated loan capital has increased by £14m since the beginning of the year due to foreign exchange movements.

Goodwill
Goodwill has been capitalised and is being amortised over its expected useful economic life, but not exceeding 20 years. Amortisation for the nine months to 30 September 2003 is £20m.

Goodwill on Acquisition of Claims Provisions
The fair value of claims provisions relating to the businesses acquired has been established after making allowance for future investment income as required by the ABI SORP. The discount, being the difference between the fair value and the undiscounted value of the claims provisions, has been capitalised as goodwill in acquired claims provisions. It is being amortised to profit & loss over the expected run off period of the related claims. Amortisation for the nine months to 30 September 2003 is £15m.

Asbestos Developments

Turner & Newell
In May 2003, there was a UK High Court ruling against us in favour of Turner & Newell, an asbestos products manufacturer in administration. This ruling involved a unique situation and the judgement covers just part of this complicated case, following the court’s earlier decision to split proceedings. It does not mean the end of what is likely to be a protracted process. We have been given leave to appeal on a number of issues in the original judgement, which will be heard in 2004.

Proposed US Asbestos Legislation
Senate Bill 1125, which would create the Fairness in Asbestos Injury Resolution Act of 2003, is currently pending before the United States Senate. The proposed bill in its current form would establish a privately financed trust fund to provide payments to individuals with asbestos-related illnesses and would remove asbestos claims from the tort litigation system for the duration of the fund. The trust would be funded with US$100bn and would be financed by primary insurers, reinsurers and industrial enterprises. The proposed bill would establish the US Court of Asbestos Claims as the sole forum for asbestos claim resolution and would establish medical criteria to ensure that only people who showed signs of asbestos-related illnesses would be entitled to payments from the trust. If the bill passes in its current form, the US insurance industry would be responsible for funding a certain share of the trust fund (estimated to be US$52bn). The industry would then have the option of agreeing to an allocation of that amount among individual insurers or, failing agreement, an allocation commission would be established by the US federal government to allocate responsibility for funding the insurance industry’s share among individual insurers. The Group is not a member of the core working group helping to develop the proposal, but has been closely involved in discussions relating to the bill through industry groups.

There have been some amendments proposed to the bill which do not yet form part of the bill. These include a change in the allocation to insurers (proposal estimate US$46bn). The new proposal is that the industry allocation between individual insurers would be determined by a new ground up reserve analysis, to be undertaken by each insurer according to uniform rules.

Passage of Senate Bill 1125, in its current or an amended form, is far from certain. Similarly, there are concerns once the fund is exhausted, as claimants would have a right to return to the tort system. The return would be confined to the Federal court using the same medical conditions as the fund, which are different to the categories applied in the traditional tort system. There can be no assurance that Senate Bill 1125, if ultimately passed, and the amount and timing of any payments by the Group to the trust established there under, would not have a material adverse effect on the Group’s consolidated financial position, results of operations or cash flows.

Detailed Business Review	A2

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Asbestos Reserves
The detailed analysis of payments and outstandings in respect of asbestos and environmental exposures will be updated six monthly. There have been no major developments in the quarter other than as set out above.

Disposal of Sequence
On 22 October we announced the disposal of our UK estate agency operations, Sequence (UK). In quarter four an amount of £221m of goodwill, previously written off directly to the profit and loss reserves, will be written off in the non-technical account. This will be matched by an equivalent credit to retained profits and therefore there is no impact on shareholders’ funds.

Rights Issue
The net rights issue proceeds have now been received and £960m has been passed down to RSAI plc as an increase in share capital. Costs associated with the rights issue were broadly in line with expectations.

Shareholders’ Interest in Life Business

	Shareholders’	Embedded	Total
	Funds & Accrued	Value of Life
	Interests	Profits
	£m	£m	£m
UK
Phoenix/Unit linked	—	587	587
With profits	338	—	338

Total UK	338	587	925

Scandinavia	320	—	320
Other	150	—	150

Total overseas	470	—	470

	808	587	1,395

Available for release			100

			1,295

The shareholders’ funds and accrued interests represent the Group’s net assets attributable to life operations excluding the present value of in force business (embedded value). It comprises the shareholders’ funds of the life companies plus the interest in life funds that is recognised under modified statutory principles. The amount available for release represents the net of tax surplus that could be transferred from the Phoenix fund to support general insurance business.

Embedded Value

UK Assumptions	30 September	30 September	31 December
	2003	2002	2002
	%	%	%
Investment returns
Equities	7.18	6.97	7.00
Fixed interest	4.68	4.47	4.50
Discount rate	8.30	8.50	8.20

The discount rate at 30 September 2003 is calculated as the fixed interest rate net of tax plus a risk margin of 5%. The equities investment return is calculated as the fixed interest rate plus 2.5%.

Impact of Foreign Exchange on Quarterly Movements
Our accounting policy is to translate the results of businesses denominated in foreign currencies into sterling at period end rates. The quarterly movement reported in the statistical analysis is the difference between the current result at the latest period end rate and the previous quarter’s result at the period end rate at that date. The quarterly movement therefore includes the exchange impact of the restatement of the previous period end results at the latest period end rates of exchange.

Detailed Business Review	A3

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Exchange Rates

	30 September	30 September	31 December
	2003	2002	2002
US Dollar	1.66	1.57	1.61
Canadian Dollar	2.24	2.49	2.54
Danish Kroner	10.59	11.82	11.40
Australian Dollar	2.45	2.89	2.86

RATING MOVEMENTS

Rate movements being achieved for risks renewing in September 2003 versus comparable risks renewing in September 2002 were as follows:

	Personal		Commercial
	Motor	Household	Motor	Liability	Property
	%	%	%	%	%
UK	7	9	6	22	15
USA	13	11	15	24	36
Canada	16	15	15	17	18
Scandinavia	15	11	12	3	21

Detailed Business Review	A4

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CONSOLIDATED PROFIT & LOSS ACCOUNT – STATUTORY BASIS

	9 Months		9 Months
	2003		2002
	(unaudited)		(unaudited)
	£m		£m
Balance on the technical account for general business (excluding investment return allocated to the general business technical account)	(723)		(387)

Balance on life business technical account gross of tax (excluding investment return allocated from the long term business technical account)	112		99

Investment income	827		808
Interest on dated loan capital	(39)		(39)
Unrealised losses on investments	(277)		(578)
Loss from non insurance activities	(20)		(17)
Central expenses (including reorganisation costs)	(79)		(32)
Amortisation of goodwill	(20)		(45)
Goodwill impairment	—		(145)

	(219)		(336)

Total Group operating loss	(230)		(330)
Share of results of associated undertakings	11		(6)

Loss on ordinary activities before exceptional items and tax	(219)		(336)
Profit on disposal of subsidiary undertakings	73		180

Loss on ordinary activities before tax	(146)		(156)
Tax on loss on ordinary activities	5		8

Loss on ordinary activities after tax	(141)		(148)
Attributable to equity minority interests	(24)		23

Loss for the period attributable to shareholders	(165)		(125)
Cost of preference dividend	(7)		(7)
Cost of ordinary dividend	(29)		(57)

Transfer from retained profits	(201)		(189)

Earnings per ordinary shareˆ	(9.7	)p	(7.4	)p
Diluted earnings per ordinary shareˆ	(9.7	)p	(7.4	)p

ˆ See note 3 on page 8

Detailed Business Review	A5

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RECONCILIATION OF PROFIT & LOSS ACCOUNT

NINE MONTHS TO 30 SEPTEMBER 2003

			General business result	Life business result	Other activities	Interest on dated loan capital	Amortisation of goodwill	Other items/ PVIF	Short term investment fluctuations
			£m	£m	£m	£m	£m	£m	£m
Underwriting loss	(530)		(530)
Reorganisation costs	(102)							(102)
Amortisation of goodwill in acquired claims provisions	(15)						(15)
Equalisation provisions	(25)							(25)

		(672)	(530)				(15)	(127)
Unwind of discount in respect of claims outstanding		(51)	(51)

		(723)	(581)				(15)	(127)
Life technical result	117			117
Amortisation of PVIF	(5)						(5)

		112		117			(5)
Gross investment income	520
Realised gains	347

		867	587	(10)	20				270
Investment expenses and loan interest		(58)			(58)
Income from associates		18			18

Investment income		827	587	(10)	(20)				270
Interest on dated loan capital		(39)				(39)
Unrealised losses		(277)							(277)
Loss from non insurance activities		(20)			(20)
Central expenses		(79)			(46)			(33)
Amortisation of goodwill		(20)					(20)

		(219)	6	107	(86)	(39)	(40)	(160)	(7)

Detailed Business Review	A6

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RECONCILIATION OF PROFIT & LOSS ACCOUNT

NINE MONTHS TO 30 SEPTEMBER 2002

			General	Life	Other	Interest	Amortisation	Other	Short term
			business	business	activities	on dated	of goodwill	items	investment
			result	result		loan	/ PVIF		fluctuations
						capital
			£m	£m	£m	£m	£m	£m	£m
Underwriting loss	(297)		(297)
Reorganisation costs	(14)							(14)
Amortisation of goodwill in acquired claims provisions	(19)						(19)
Equalisation provisions	(18)							(18)

		(348)	(297)				(19)	(32)
Unwind of discount in respect of claims outstanding		(39)	(39)

		(387)	(336)				(19)	(32)
Life technical result	108			108
Amortisation of PVIF	(9)						(9)

		99		108			(9)
Gross investment income	568
Realised gains	296

		864	719	26	57				62
Investment expenses and loan interest		(68)			(68)
Income from associates		12			12

Investment income		808	719	26	1				62
Interest on dated loan capital		(39)				(39)
Unrealised losses		(578)							(578)
Loss from non insurance activities		(17)			(17)
Central expenses		(32)			(32)
Amortisation of goodwill		(45)					(45)
Goodwill impairment		(145)					(145)

		(336)	383	134	(48)	(39)	(218)	(32)	(516)

Detailed Business Review	A7

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ONGOING OPERATIONS BREAKDOWN

We have for the first time displayed the separate results of our ongoing operations. Full details can be found in the statistical analysis in Section B of this release. It is our intention to report these results separately in future.

The following operations have been classed as discontinued for this purpose:

•	UK Personal
Terminated intermediated contracts
Healthcare and Assistance

•	UK Commercial
Financial Solutions
Inwards Reinsurance

•	US
RSUI
Financial Services
Standard personal lines and certain commercial lines under the Travelers renewal rights
Risk managed and global
ProFin

•	International
France
Puerto Rico

•	Australia / New Zealand

There is no discontinued business in Scandinavia or Canada.

The UK Healthcare and Assistance business premium included in discontinued business is impacted by a one off reinsurance premium to cover the existing liabilities of the Healthcare & Assistance operation from the completion of its disposal.

Detailed Business Review	A8

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DETAILED BUSINESS REVIEWS

UNITED KINGDOM

PERSONAL	2003	2003	2002
	Ongoing	Total	Total
	£m	£m	£m
General business net premiums written	668	878	1,266
Underwriting result	(5)	(18)	(79)
Operating ratio	99.7%	101.3%	107.2%

Excluding the terminated corporate household contracts, household premiums have fallen by 1.5%, before the effect of the quota share, principally due to loss of volume whilst continuing to push rate increases. We announced on 31 July that we would cease to underwrite the HBOS book of business with effect from 31 December 2003. In a full year this will reduce premium by some £400m.

Motor premiums fell 17% before the effect of the quota share, reflecting the action being taken to restore profitability in the broker book, including the withdrawal from some business segments. This has been offset by 24% growth in MORE TH>N, which is ahead of target and where retention rates are again strong.

There has been particularly benign weather in the UK in the first nine months, whereas the first nine months of 2002 included storms and weather incidents of £49m. The contingency reserve of £15m set aside in the first three months has been released in the third quarter to offset the impact of subsidence where, towards the end of the quarter, we saw an increase in the number of claims notifications, which has led to an additional current year cost of £39m over the first nine months of 2002. The total full year cost for 2002 was lower than for a normal year.

There has been a £7m improvement in the motor underwriting result, following the substantial reshaping of the broker book.

The underwriting result reflects £12m of generic brand marketing spend by MORE TH>N, a decrease of £4m over 2002. The emphasis is moving towards more product related marketing.

Detailed Business Review	A9

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UNITED KINGDOM

COMMERCIAL	2003	2003	2002
	Ongoing	Total	Total
	£m	£m	£m
General business net premiums written	1,306	1,313	1,321
Underwriting result	133	58	15
Operating ratio	89.7%	95.3%	97.0%

Underlying commercial premiums have grown by 5% excluding the terminated inwards reinsurance business, the reduced participation in the aviation business, the reinsurance contract mentioned below and the effect of the quota share. The third quarter 2002 comparative is distorted by the one off cost of £124m for a reinsurance cover on the remaining run off exposure on some discontinued long tail financial enhancement business.

Strong rating action continues in casualty and property with some loss of volume as a result. Rating is less strong in the motor account where remedial rating action was taken earlier. We continue to maintain our focus on achieving the right technical price across all classes.

As a whole the commercial account again produced an underwriting profit both in the quarter and year to date. Weather continues to be benign and the underwriting result was £29m better than 2002. In addition, rating increases from previous years together with more disciplined underwriting and risk selection continue to be a primary driver of the result.

Another excellent result from property accounts for the majority of the improvement in the overall result. Strong rating and underwriting action in 2002 has been continued into 2003.

Excluding further reserve strengthening and the impact of the increased quota share arrangement, the casualty account continues to show performance improvement with rating action in both 2002 and 2003 being the primary driver.

The motor account delivered further improvement upon an already strong 2002 performance. Rating and underwriting actions underpin this.

The ’other’ account is predominantly discontinued business where additional reserve strengthening has been charged in addition to the full impact of the reinsurance arrangement mentioned above. In addition, the reduced participation in the aviation pool resulted in lower levels of return against 2002 and these have been partly offset by improved performance in marine.

Detailed Business Review	A10

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SCANDINAVIA

PERSONAL	2003	2003	2002	2002
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m
General business net premiums written	463	463	423	378
Underwriting result	(16)	(16)	(18)	(16)
Operating ratio	102.7%	102.7%		103.9%

Premium growth of 11%, adjusted for exchange rate movements and the increase in the quota share arrangement, is driven by rating increases and good new business growth in Sweden. We have seen some reduction in motor and property volumes in Sweden as a result.

Favourable weather continued but there were a number of large losses in the quarter. There was an overall improvement across most classes of businesses, supported by the continuous re-underwriting and pricing actions that have been taking place. Swedish motor includes £8m of reserve strengthening for third party liability and £2m of reserve strengthening has been made for Swedish personal accident following the Tillinghast review.

COMMERCIAL	2003	2003	2002	2002
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m
General business net premiums written	452	452	378	339
Underwriting result	13	13	(31)	(28)
Operating ratio	94.5%	94.5%		107.4%

Net written premium grew by 23%, adjusted for exchange movements and the increase in the quota share arrangement, as we continued to drive through rating increases across the Region.

In Sweden, commercial lines have grown by 31% as a result of ongoing rate increases and re-underwriting action. The loss ratios of new business are 40% better than those of the business that has lapsed.

Denmark also saw strong premium growth and produced an underwriting profit, reflecting benign weather and continued rating and underwriting actions.

Detailed Business Review	A11

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UNITED STATES

PERSONAL	2003	2003	2002	2002
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m
General business net premiums written	179	381	353	373
Underwriting result	10	13	7	8
Operating ratio	94.6%	96.4%		97.9%

The continuing business comprised the non standard auto portfolio which had a good result with a combined operating ratio of 94.6%. The premium increased by 8% following a period of strong rate increases but also withdrawal from a number of less profitable States.

The discontinued business comprised the standard preferred auto and household business which was part of the renewal rights deal made with Travelers during September 2003.

UNITED STATES

COMMERCIAL	2003	2003	2002	2002
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m
General business net premiums written	290	734	1,008	1,066
Underwriting result	(15)	(588)	(131)	(138)
Operating ratio	100.3%	158.4%		113.2%

The ongoing business comprised the programs, Grocers and DPIC portfolios. This ongoing business produced a combined ratio of 100.3% with a good performance in the programs book in particular.

The discontinued business comprised the portfolios which were part of the renewal rights deal made with Travelers during September 2003 and a smaller deal with XL transferring the renewal rights of the risk managed property book in October 2003. The poor result in these businesses is largely due to the reserve strengthening put through in the quarter predominantly in workers’ compensation and general liability but also to the effects of windstorms in May and hurricane Isobel in September.

Detailed Business Review	A12

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INTERNATIONAL

PERSONAL	2003	2003	2002	2002
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m
General business net premiums written	265	275	444	411
Underwriting result	18	17	(25)	(23)
Operating ratio	93.5%	93.9%		105.0%

Excluding discontinued business and exchange rate effects underlying premiums reduced by 30%.Premiums and results for operations disposed of during 2002, including Benelux, Germany and Italy Direct, have been included in Other Europe and Middle East in Section B statistical analysis.

Premium in LAC grew by 3%, excluding the exchange rate movement. The personal lines markets continue to be competitive.

Premium in Asia reduced by 7%, excluding the exchange rate movement, largely as a result of discontinuing business.

Other Europe and Middle East showed an improved performance reflecting benign weather and continuing underwriting actions.

The underwriting result and combined ratios improved across all continuing LAC operations.

Asia continued to show an underwriting profit and significant improvement in the combined ratio from better underlying performance.

INTERNATIONAL

COMMERCIAL	2003	2003	2002	2002
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m
General business net premiums written	284	303	423	400
Underwriting result	12	13	(22)	(21)
Operating ratio	95.1%	95.8%		104.3%

Excluding discontinued business, exchange effects and the impact of the quota share, underlying premiums increased by 8.7%, primarily driven by rate increases. Premiums and results for operations disposed of during 2002, including Benelux, Germany and Italy, have been included in Other Europe and Middle East in Section B statistical analysis

Other Europe and Middle East produced an underwriting profit for the year to date. Italy experienced an increase in large losses, including a number of property claims in September.

All continuing operations in LAC produced an underwriting profit despite a number of large losses during September.

The improvement in the Asia result is as a result of lower expenses and improved underlying loss ratios across the region offset by a slight increase in large claims including SARS.

Detailed Business Review	A13

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INTERNATIONAL – CANADA

PERSONAL	2003	2003	2002	2002
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m
General business net premiums written	288	288	294	264
Underwriting result	(3)	(3)	(24)	(21)
Operating ratio	98.3%	98.3%		109.4%

Excluding the quota share effect, personal premiums grew by 4% with continued strong growth by the Johnson Corporation, helped by portfolio acquisitions, and offsetting a further decline in unprofitable segments.

Personal auto premiums grew by 6%, excluding exchange rate and the quota share effect, as rating actions continued. We are seeing volume reductions for both Agilon and personal intermediated.

The household account continues to show an underwriting profit for the year to date. The overall cost of Hurricane Juan and the British Colombia bushfires was £6m.

The auto account showed a small underwriting profit for the quarter and is running C$43m better than the nine months 2002 primarily as a result of reserve strengthening in the first nine months of 2002. This is despite a deterioration in the results of the involuntary pool business. We continue to address our exposure to the pool.

COMMERCIAL	2003	2003	2002	2002
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m
General business net premiums written	100	100	155	139
Underwriting result	(5)	(5)	(12)	(11)
Operating ratio	108.1%	108.1%		107.7%

Commercial property, auto and liability premiums all declined significantly, excluding the quota share effect. Property premiums reduced by 33% and liability by 35%, due to portfolio restructurings that began at the end of 2002. Auto premiums reduced by 40% following the withdrawal from long haul trucking business.

The overall cost of hurricane Juan and the British Colombia bushfires was £3m.

The improvement in the commercial property underwriting result continued as we saw further benefit from the programme of underwriting and rating actions that have been implemented over the last couple of years.

Commercial auto also benefited from the underwriting and rating actions taken, which have significantly improved the current accident year. However, we have seen an increase in the expense ratio due to the fall in premium income.

Detailed Business Review	A14

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GROUP REINSURANCES

	2003	2003	2002
	Ongoing	Total	Original
	£m	£m	£m
General business net premiums written	4	4	2
Underwriting result	(27)	(27)	(1)

The Group reinsurances underwriting result reflects the cost of the centrally placed Group event covers and the result of internal reinsurances as well as the central margin.

Detailed Business Review	A15

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LIFE

	2003	2002	2002
		Adjusted	Original
	£m	£m	£m
Life business net premiums written	1,124	1,686	1,635
Life business result	107	141	134

The reduction in UK net written premium reflects the decision to close the life funds to new business with effect from 1 September 2002.

The reduction in both the premium and the life business result reflects the disposals of the life companies in Benelux, Germany, Isle of Man, Luxembourg and the Dublin based Eurolife operation. This result also reflects the operations disposed within the initial public offering of Promina in May, of which the net written premiums are £72m for 2003 (2002 adjusted: £170m, 2002 original: £149m). The life business result in respect of Promina includes £12m for 2003, (2002 adjusted: £37m, 2002 original: £33m).

Detailed Business Review	A16